July 27, 2015

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    Huron Consulting Group Inc.
Form 10-K
Filed February 24, 2015
File No. 001-50976

Dear Mr. Woody:

In response to your July 20, 2015 correspondence to Huron Consulting Group Inc. (the “Company,” “we,” or “our”), we provide below our response to the comment of the staff of the U.S. Securities and Exchange Commission regarding the Company’s above referenced Form 10-K. For convenience, the staff's comment is shown below in bold text, followed by the Company’s response.
Form 10-K for the fiscal year ended December 31, 2014
Notes to consolidated financial statements, page F-7
5. Financing arrangements, page F-19

1.	We note that you have long-term debt. Please tell us why a debt maturities schedule was not provided in the notes to the consolidated financial statements. Reference is made to ASC 470-10-50-1.

Response:
When preparing Note 5 “Financing Arrangements” within the notes to consolidated financial statements, we considered the requirement of ASC 470-10-50-1 to disclose the combined aggregate amount of maturities and sinking fund requirements for all long-term borrowings for each of the five years following the date of the latest balance sheet presented. As such, we disclosed all of the scheduled principal payments and respective due dates for all long-term debt through maturity within the narrative of Note 5 “Financing Arrangements.” We believe that this disclosure satisfies the requirement of ASC 470-10-50-1 and provides the users of the financial statements with the necessary information to gain an understanding of the maturities of our long-term debt.
In consideration of the staff’s comment, we have prepared the following table to disclose the combined aggregate amount of maturities for all long-term debt for the years 2015 through 2019, using the information provided in Note 5 “Financing Arrangements” as of December 31, 2014.

Maturities (in thousands)
2015	$28,750
2016	30,000
2017	30,000
2018	55,000
2019	250,000
Total long-term debt	$393,750

Mr. Kevin Woody
U.S. Securities and Exchange Commission
July 27, 2015

In our future Form 10-K filings, we will include this tabular disclosure of the combined aggregate amount of maturities and sinking fund requirements, if any, for all long-term debt for each of the five years following the date of the latest balance sheet presented.
In response to your letter, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or require more information, please contact me at 550 West Van Buren Street, Chicago, IL, 60607, (312) 583-8740.

Sincerely,

/s/ C. Mark Hussey

C. Mark Hussey
Executive Vice President, Chief Operating Officer,
Chief Financial Officer and Treasurer

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